UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                             -----------------------

                                PLD TELEKOM INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    6934OT10
                                 (CUSIP Number)

                                Arnold L. Wadler
             Executive Vice President, General Counsel and Secretary
                      Metromedia International Group, Inc.
                              One Meadowlands Plaza
                         East Rutherford, NJ 07073-2137
                                 (201) 531-8000
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                             -----------------------

                                  May 18, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP NO.  6934OT10                                                 PAGE 2 OF 11

1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Metromedia International Group, Inc.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
                                                                          (b)[X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          OO(1)

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)                                              [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

          NUMBER OF             7         SOLE VOTING POWER

            SHARES                        -0-

         BENEFICIALLY           8         SHARED VOTING POWER

           OWNED BY                       18,436,149 (1)

             EACH               9         SOLE DISPOSITIVE POWER

          REPORTING                       -0-

         PERSON WITH           10         SHARED DISPOSITIVE POWER

                                          18,436,149 (1)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          18,436,149 (1)

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          44.0% (based on 37,846,789 shares of Common Stock outstanding)

14        TYPE OF REPORTING PERSON

          CO

----------------------------------
(1) No shares of PLD Telekom Inc. have been purchased, directly or indirectly, by the reporting entity. Rather, the reporting entity may be deemed to have beneficial ownership of the shares reported herein pursuant to a voting agreement (as described in the Introduction and in Items 3 and 4 of this Schedule 13D), entered into in connection with a proposed merger with PLD Telekom Inc. Any such beneficial ownership is expressly denied by the reporting entity.

CUSIP NO.  6934OT10                                                 PAGE 3 OF 11

         Introduction.

                  No shares of PLD Telekom Inc., a Delaware corporation (the "Issuer"), have been purchased directly or indirectly by Metromedia International Group, Inc. ("Metromedia"). Metromedia is making this filing solely because it may be deemed to have beneficial ownership of the shares reported herein pursuant to the Voting Agreement (as described below).

                  On May 18, 1999, Metromedia and the Issuer executed an agreement and plan of merger (the "Merger Agreement") pursuant to which the Issuer agreed to merge (the "Merger") with a wholly owned subsidiary of Metromedia. In the Merger, each share of the common stock, par value $.01 per share, of PLD Telekom Inc. (the "Common Stock") will be exchanged for a number of shares of common stock, par value $1.00 per share, of Metromedia based on an exchange ratio to be determined based on the average stock price of Metromedia's common stock before the consummation of the Merger. The specific terms of the exchange are included in the Merger Agreement, Article 2, Section 2.1, Paragraph (a), a copy of which is attached hereto as exhibit 99.1. Capitalized terms used in this Schedule 13D without definition have the meanings given to them in the Merger Agreement.

                  The completion of the Merger is subject to a number of conditions, including the approval of the Merger Agreement by the holders of Common Stock of the Issuer. In connection therewith, News America Incorporated and News PLD LLC (each a "Shareholder" and, collectively, the "Shareholders"), who collectively own 14,381,780 shares of Common Stock of the Issuer representing approximately 38% of the Issuer's outstanding Common Stock, notes convertible into 3,804,369 shares of Common Stock and warrants to purchase 250,000 shares of Common Stock (collectively, the "Shares"), have entered into a Voting Agreement, dated as of May 18, 1999, in the form attached hereto as
         Exhibit 99.2, with Metromedia (the "Voting Agreement"). Under the Voting Agreement, each Shareholder has agreed that at any meeting of the holders of Common Stock, or in connection with any written consent of the holders of the Common Stock, such Shareholder shall vote or cause to be voted the Shares of Common Stock held of record or beneficially owned by such Shareholder (i) in favor of the Merger, the Merger Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement and (ii) against any proposal for any extraordinary corporate transaction, such as a recapitalization, dissolution, liquidation, or sale of assets of the Issuer or any merger, consolidation or other business combination (other than the Merger) between the Issuer and any Person (other than Metromedia or a subsidiary of Metromedia) or any other action or agreement that is intended or which reasonably could be expected to (a) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement, (b) result in any of the conditions to the Issuer's obligations under the Merger Agreement not being fulfilled or (c) impede, interfere with, delay, postpone or materially adversely affect the Merger and the transactions contemplated by the Merger Agreement.

                  Each Shareholder further agreed (i) that, except as contemplated by the Voting Agreement and the Merger Agreement, such Shareholder has not and shall not, and shall not permit any Person under such Shareholder's control (including any record holder) to, enter into any voting agreement or grant a proxy or power of attorney with respect to the Shares of

CUSIP NO.  6934OT10                                                 PAGE 4 OF 11

         the Issuer's Common Stock held of record or beneficially owned by such Shareholder which, in either case, is inconsistent with the Voting Agreement; (ii) that such Shareholder will not, prior to the termination of the Voting Agreement, either directly or indirectly, offer or otherwise agree to sell, assign, pledge, hypothecate, transfer, exchange, or dispose of any of its Shares or options, warrants or other convertible securities to acquire or purchase shares of the Issuer's Common Stock (collectively, the "Derivative Securities") or any other securities or rights convertible into or exchangeable for shares of the Issuer's Common Stock, owned either directly or indirectly by such Shareholder or with respect to which such Shareholder has the power of disposition, whether now or hereafter acquired, without the prior written consent of Metromedia (provided nothing contained therein will be deemed to restrict the exercise or conversion of Derivative Securities outstanding on the date thereof), unless the Person to whom Shares or Derivative Securities have been sold, assigned, pledged, hypothecated, transferred, exchanged or disposed agrees to be bound by the Voting Agreement as if a party hereto; (iii) and consented to the entry of stop transfer instructions by the Issuer against the transfer of any shares of the Issuer's Common Stock inconsistent with paragraph (ii) above.

                  The Voting Agreement will terminate upon the earlier to occur of (i) the closing of the transactions contemplated by the Merger Agreement and (ii) the termination of the Merger Agreement in accordance with its terms.

                  If subsequent to the date of the Voting Agreement, the Shareholders, as a group or individually, acquire additional shares of Common Stock of the Issuer, under the terms of the Voting Agreement, these additional shares, will be subject to the terms of the Voting Agreement.

                  The description of the transactions summarized above are qualified in their entirety by reference to the Exhibits attached hereto.

         Item 1.  Security and Issuer.

                  The class of securities to which this Schedule 13D relates is the Common Stock, $.01 par value (defined above as the "Common Stock"), of PLD Telekom Inc., a Delaware corporation (defined above as the "Issuer"), whose principal executive offices are located at 505 Park Avenue, 21st Floor, New York, New York 10022.

         Item 2.  Identity and Background.

                  Metromedia International Group, Inc. ("Metromedia") is a Delaware corporation whose principal place of business is One Meadowlands Plaza, East Rutherford, New Jersey, 07073-2137. Metromedia is a global communications company engaged in the development and operation of a variety of communications businesses, including cellular telecommunications, fixed telephony, international and long distance telephony, cable television, paging and radio broadcasting, in Eastern Europe, the republics of the former Soviet Union, the People's Republic of China and other selected emerging markets.

                  The response to Items 2(d) and (e) of this Schedule is negative with respect to Metromedia.

                  The directors and executive officers of Metromedia are as follows:

CUSIP NO.  6934OT10                                                 PAGE 5 OF 11

                  John W. Kluge is the Chairman of the Board of Directors of Metromedia, the Chairman, President and Chief Executive Officer of Metromedia Company, and a citizen of the United States. Mr. Kluge's principal business address is c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, NJ 07073-2137 and his principal occupation is serving as the Chairman, President and Chief Executive Officer of Metromedia Company.

                  Stuart Subotnick is the President and Chief Executive Officer, and Vice Chairman of the Board of Directors of Metromedia, the Executive Vice President of Metromedia Company, and a citizen of the United States. Mr. Subotnick's principal business address is c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, NJ 07073-2137 and his principal occupation is serving as the Executive Vice President of Metromedia Company.

                  Silvia Kessel is Executive Vice President, Chief Financial Officer, Director and Treasurer of Metromedia and a citizen of the United States. Ms. Kessel's principal business address is c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, NJ 07073-2137, and her principal occupation is serving as an executive of Metromedia.

                  Arnold L. Wadler is Executive Vice President, the General Counsel, Director, and Secretary of Metromedia, Senior Vice President, Secretary, and General Counsel of Metromedia Company, and a citizen of the United States. Mr. Wadler's principal business address is c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, NJ 07073-2137, and his principal occupation is serving as an executive of Metromedia.

                  Robert A. Maresca is Senior Vice President of Metromedia and a citizen of the United States. Mr. Maresca's principal business address is c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, NJ 07073-2137, and his principal occupation is serving as an executive of Metromedia.

                  Vincent D. Sasso, Jr. is Vice President of Financial Reporting of Metromedia and a citizen of the United States. Mr. Sasso's principal business address is c/o Metromedia Company, One Meadowlands Plaza, East Rutherford, NJ 07073-2137, and his principal occupation is serving as an executive of Metromedia.

                  John P. Imlay, Jr. is a director of Metromedia and a citizen of the United States. Mr. Imlay's principal business address is Imlay Investments, 945 East Paces Ferry Road, Suite 2450, Atlanta, GA 30326, and his principal occupation is as a private investor.

                  Clark A. Johnson is a director of Metromedia and a citizen of the United States. Mr. Johnson's principal business address is 11736 Lost Tree Way, North Palm Beach, FL 33408 and his principal occupation is as a private investor.

                  Carl E. Sanders is a director of Metromedia and a citizen of the United States. Gov. Sanders's principal business address is Troutman Sanders, 5200 NationsBank Plaza, 600 Peach Tree Street, North East Atlanta, GA 30308 and his principal occupation is as a partner in the law firm of Troutman Sanders.

                  Richard J. Sherwin is a director of Metromedia and a citizen of the United States. Mr. Sherwin's principal business address is Metromedia International Telecommunications, Inc., 333 Ludlaw Street, Stamford, CT 06902 and his principal occupation is Co-President of Metromedia International Telecommunications, Inc.

CUSIP NO.  6934OT10                                                 PAGE 6 OF 11

                  Leonard White is a director of Metromedia and a citizen of the United States. Mr. White's principal business address is 29131 Cliffside Drive, Malibu, CA 90265 and his principal occupation is as principal of Rigal Enterprises, a management and private investment firm.

                  The response to Items 2(d) and (e) of this Schedule is negative with respect to each of Messrs. Kluge, Subotnick, Wadler, Maresca, Sasso, Imlay, Johnson, Sanders, Sherwin and White and Ms. Kessel.

         Item 3.  Source and Amount of Funds or Other Consideration.

                  No shares of the Issuer's Common Stock have been purchased directly or indirectly by any of the entities reporting herein. Rather, as an inducement for and a condition to Metromedia's entering into the Merger Agreement, Metromedia and the Shareholders have entered into the Voting Agreement, pursuant to which the Shareholders have agreed to vote their respective shares of Common Stock of the Issuer in favor of the Merger and against any action which would be inconsistent with the Merger (as more fully described in the Introduction to this Schedule 13D, which is incorporated by reference herein).

         Item 4.  Purpose of Transaction.

                  No shares of the Issuer's Common Stock have been purchased directly or indirectly by Metromedia. Metromedia and the Shareholders have entered into the Voting Agreement as a condition and an inducement for the execution by Metromedia of the Merger Agreement.

                  Following the Merger, the Issuer will become a wholly owned subsidiary of Metromedia. The shares of Common Stock will be delisted from the securities exchanges and will cease to be authorized to be quoted on the NASDAQ and other over-the-counter markets where they it is currently listed or traded and will cease to be registered under the Securities Exchange Act of 1934, as amended.

         Item 5.  Interest in Securities of the Issuer.

                  (a) Metromedia could be deemed to have "acquired" beneficial ownership of the shares of Common Stock to which this Schedule 13D relates only in the sense that it and the Shareholders have entered into the Voting Agreement (as described in the Introduction and in Item 3 of this Schedule 13D, which are incorporated by reference herein) in order to facilitate the Merger pursuant to the Merger Agreement. Reference is made to Items 11 and 13 on the cover page to this Schedule 13D and to Item 2 of this Schedule 13D, which are incorporated by reference herein, for the aggregate number and percentage (based on information received from the Issuer) of the Common Stock which may be deemed to be beneficially owned by Metromedia. Metromedia herein disclaims beneficial ownership over any shares of the Common Stock, including the power to vote, to dispose, or to direct the disposition of, any shares of Common Stock of the Issuer. To the knowledge of Metromedia, none of the persons named in Item 2, other than Metromedia, beneficially own any securities of the Issuer. Metromedia disclaims membership in any group with respect to the Common Stock, by virtue of the Voting Agreement or otherwise.

CUSIP NO.  6934OT10                                                 PAGE 7 OF 11

                  (b) Reference is made to Items 7 through 10 on the cover page to this Schedule 13D on page 2 and Item 2 of this Schedule 13D, which are incorporated herein, for a description of the beneficial ownership of Metromedia.

                  The Shareholders share the power to vote the Common Stock beneficially owned by Metromedia. The following paragraphs provide the applicable information required by Item 2 with respect to each of the Shareholders, which information is based solely on information disclosed by the Issuer in its public filings with the Securities and Exchange Commission:

                  K. Rupert Murdoch is a United States citizen, with his principal business address at 10201 West Pico Boulevard, Los Angeles, CA 90035. Mr. Murdoch's principal occupation is serving as the Chairman and Chief Executive of News Corporation Limited.

                  News Corporation Limited, a South Australia, Australia corporation ("News Corporation") has its principal executive office located at 2 Holt Street, Sydney, New South Wales 2010, Australia. News Corporation is a diversified international communications company principally engaged in the production and distribution of motion pictures and television programming, television broadcasting, publication of newspapers, books, magazines and promotional free-standing inserts, developing digital broadcasting, conditional access and subscription management systems and promoting computer information services. News Corporation owns indirectly 100% of the outstanding common stock of News America Incorporated.

                  News America Incorporated is a Delaware corporation ("NAI") whose principal business address is 1211 Avenue of the Americas New York, New York 10036. As the principal U.S. subsidiary of News Corporation, NAI's principal business is conducting, together with its affiliates and subsidiaries, a substantial portion of the U.S. activities of News Corporation. NAI owns directly and through an intermediary 100% of the outstanding membership interests in News PLD LLC.
                  News PLD LLC, a Delaware limited liability company ("News PLD LLC"), has its principal business address at 1211 Avenue of the Americas, New York, New York 10036. News PLD LLC's principal business is holding, managing and otherwise dealing with News Corporation's investment in PLD.

                  To the knowledge of Metromedia, none of the persons or entities listed in response to this Item 5(b) nor any executive officer, director or controlling person of any of them, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations or similar misdemeanors.

                  To the knowledge of Metromedia, none of the persons or entities listed in response to Item 5(b) nor any executive officer, director, or controlling person of any of them, has, during the last five years, been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree, or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

                  (c) On March 22, 1999, NAI agreed to increase the amount it would advance to the Issuer under its Revolving Credit Agreement dated November 30, 1998 with the Issuer to $9.1 million. The advances are evidenced by notes which are convertible at NAI's option into shares of

CUSIP NO.  6934OT10                                                 PAGE 8 OF 11

         Common Stock of the Issuer at conversion rates determined as of the date of issue of the applicable notes. On April 22, 1999, NAI agreed to a further increase in the amount it would advance to the Issuer under its Revolving Credit Agreement to a total of $9.55 million. In addition, NAI may guarantee obligations of the Issuer. A note convertible into Common Stock of the Issuer will be issued for each guarantee made to reflect the Issuer's reimbursement obligation. Of the $9.55 million notes issued, $3.1 million have been issued in respect of guarantees. Notes issued in respect of advances are convertible into 3,804,369 shares of Common Stock of the Issuer, according to the last amendment to Schedule 13-D filed by NAI. Except as set forth above, none of Metromedia nor, to Metromedia's knowledge, any of the persons or entities named in response to Item 5(a) has effected any transactions in the Issuer's Common Stock during the past 60 days, except as set forth in this Schedule 13-D.

                  (d) To the knowledge of Metromedia, only the Shareholders have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares of Common Stock of the Issuer.

                  (e) Paragraph (e) of Item 5 is inapplicable.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Reference is made to the Introduction to this Schedule 13D, which is incorporated by reference herein, for the description of the contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons listed in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving the giving or withholding of proxies.

                  In connection with the Merger, Metromedia and News America Incorporated have also entered into a letter agreement pursuant to which News America has agreed that it will not exercise its rights upon the occurrence of any defaults of the Issuer under its revolving credit agreement, dated as of September 30, 1998, with the Issuer until the earlier of the completion of the Merger or the termination or expiration of the Merger Agreement. News America Incorporated has also agreed not to exercise any rights that it may have to convert its loans under the credit agreement into shares of Common Stock of the Issuer between the signing of the Merger Agreement and the closing of the Merger. At closing, all principal and accrued interest, payable at a reduced interest rate will be payable in full and News America Incorporated will also be release from its obligations under $3.1 million of guarantees made of amounts outstanding under the Travelers credit agreement described below.

                  In the Merger Agreement, Metromedia has agreed to increase the size of its Board of Directors in connection with the consummation of the Merger from 9 members to 11 members and to cause the designation of two persons specified by the Issuer (one of which will be designated by NAI).

                  Also in connection with the Merger, Metromedia and the Issuer entered into a letter agreement with The Travelers Insurance Company and The Travelers Indemnity Company (together, "Travelers") pursuant to which Travelers agreed to waive certain events of default and the Issuer agreed to repay Travelers $8.5 million of amounts due under its revolving credit and

CUSIP NO.  6934OT10                                                 PAGE 9 OF 11

         warrant agreement dated November 26, 1997 with the Issuer. The Issuer has agreed to repay the remaining $4.92 million due under this agreement on the earlier of August 30, 2000 or the date that is one year from the completion of the Merger. In addition, at the closing of the Merger, Travelers will be entitled to receive at the closing of the Merger, among other things, 100,000 shares of Common Stock of the Issuer (which will be converted in the Merger into shares of common stock of Metromedia at the applicable exchange ratio) and 10-year warrants to purchase 700,000 shares of common stock of Metromedia at a price to be determined in December 2000 that will be between $10 and $15 per share. Travelers will also maintain its existing security interests in certain assets of the Issuer and its debt will be guaranteed by Metromedia and three of the Issuer's subsidiaries. A copy of the letter agreement is attached as Exhibit 99.3 hereto and is incorporated herein by reference.

                  In connection with the Merger, certain holders of the Issuer's 14% Senior Discount Notes due 2004 and of the Issuer's 9% Convertible Subordinated Notes due 2006 (together, the "PLD Notes") have agreed under an agreement to exchange and consent to exchange their PLD Notes for new 10 1/2% Senior Discount Notes due 2007 of Metromedia. The noteholders have also agreed to waive certain events of default under the PLD Notes that would result from the consummation of the Merger as well as the payment of certain amounts to become due under the PLD Notes until the earlier of the termination of the Merger Agreement or October 31, 1999. A copy of the agreement to exchange and consent is attached as Exhibit 99.4 hereto and is incorporated herein by reference.

         Item 7.  Material to be filed as Exhibits.

                  The following shall be filed as exhibits:

         Document                                                 Exhibit No.
         --------                                                 -----------
         Agreement and Plan of Merger, dated as                   99.1
         of May 18, 1999, by and among the
         Issuer, Metromedia and Moscow
         Communications, Inc.

         Voting Agreement, dated as of May 18,                    99.2
         1999, by and among Metromedia,
         Metromedia Company and the
         Shareholders

         Letter Agreement, dated as of May 18,                    99.3
         1999, by and among Metromedia and
         News America Incorporated

         Letter Agreement, dated as of May 18,                    99.4
         1999, by and among the Issuer,
         Metromedia and Travelers.

         Agreement to Exchange and Consent,                       99.5
         dated as of May 18, 1999, by and
         among Metromedia, the Issuer and
         holders of the PLD Notes.

CUSIP NO.  6934OT10                                                PAGE 10 OF 11

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:   May 27, 1999


                                    METROMEDIA INTERNATIONAL GROUP, INC.


                                    By: /s/ Arnold L. Wadler
                                        --------------------
                                        Name:  Arnold L. Wadler
                                        Title: Executive Vice President,
                                               General Counsel and Secretary

CUSIP NO.  6934OT10                                                PAGE 11 OF 11


                                  Exhibit Index

         Document                                                 Exhibit No.
         --------                                                 -----------
         Agreement and Plan of Merger, dated as                   99.1
         of May 18, 1999, by and among the
         Issuer, Metromedia and Moscow
         Communications, Inc.

         Voting Agreement, dated as of May 18,                    99.2
         1999, by and among Metromedia,
         Metromedia Company and the
         Shareholders

         Letter Agreement, dated as of May 18,                    99.3
         1999, by and among Metromedia and
         News America Incorporated

         Letter Agreement, dated as of May 18,                    99.4
         1999, by and among the Issuer,
         Metromedia and Travelers.

         Agreement to Exchange and Consent,                       99.5
         dated as of May 18, 1999, by and
         among Metromedia, the Issuer and
         holders of the PLD Notes.